Fortuna Reports Record Net Income of US$10.31 Million on Revenue of US$32.08 Million in the Third Quarter of 2011

Vancouver, November 10, 2011-- Fortuna Silver Mines Inc. (NYSE: FSM / TSX: FVI / BVL: FVI) is pleased to announce that it has filed its financial statements and MD&A for the three months ended September 30, 2011.  The documents are available on SEDAR and have also been posted on the Company’s website at www.fortunasilver.com.

Third quarter 2011 financial highlights:

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Record net income of US$10.31 million, compared to a loss of US$0.77 million in Q3 2010

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Revenue of US$32.08 million, compared to US$17.88 million in Q3 2010

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Cash flow from operations before changes in non-cash working capital of US$18.21 million, compared to US$7.73 million in Q3 2010

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Operating income of US$14.89 million, compared to US$1.03 million in Q3 2010

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Cash position (including short term investments) and working capital as at September 30, 2011 were US$62.73 million and US$70.22 million respectively

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Silver production of 660,749 ounces up from 474,489 ounces in 2010; silver accounted for 70% of revenue

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Cash cost per silver ounce, net of by product credits, of US$1.45

Jorge A. Ganoza, President and CEO commented, “The Company has delivered its best quarter yet in terms of net income, cash flow and metal production.  The San Jose mine declared commercial operations in September and had its initial contribution to production and sales figures for the quarter.  We look forward to reporting sustained low cost quarterly silver production growth over the upcoming 18 months as we expand San Jose from 1,000tpd to the design capacity of 1,500tpd.  We continue to seek organic growth opportunities beyond existing reserves and resources.  To this end, Fortuna currently has eight drill rigs turning on our 70,000 hectare properties in Peru and Mexico.”

Financial Results

During the third quarter ended September 30, 2011 the Company generated net income of US$10.31 million (2010: loss US$0.77 million) on operating income of US$14.89 million (2010: US$1.03 million).  The increase in net income is mainly attributable to higher mine operating income of US$19.81 million (2010: US$8.74 million) and a gain on commodity contracts of US$0.50 million (2010: loss US$3.18 million) offset by income taxes of US$4.64 million (2010: US$1.55 million).  The improved operating results were driven by higher silver prices and quantities of metal sold.

Silver comprised 70% (2010: 47%) of revenue and the realized silver price was US$35.16 (2010: US$16.94) per ounce. San Jose contributed to our consolidated revenue stream for the first time as it went into commercial operations on September 1, 2011.  Up to the end of the quarter, the Company sold 21% of San Jose´s September commercial production.  Consolidated cash cost per ounce, net of by product credits, was US$1.45 (2010: negative US$3.05).

Summary of financial results:

Operating Results

The Company’s silver production in Q3 2011 was 660,749 ounces; 39% higher than in the same period for 2010 as a result of an increase of 18% in Caylloma’s silver production and the contribution of 100,790 ounces from San Jose for its first month under commercial operations.  Gold production for the quarter ended Q3 2011 was 1,525 ounces, an increase of 142% compared to the same period for 2010 mainly as a result of the commencement of commercial operations at San Jose.

Commercial production was declared at San Jose on September 1, 2011.  Mine production is currently taking place above level 1,400 on blocks K, L and M with production targets being met according to plan.  As of the end of October, the plant is processing ore at an average throughput of 1,000tpd.  As of the end of September the main ramp reached the 1350 meter elevation where production blocks A and B will be prepared.  Preparation of block A commenced at the end of October, ahead of schedule to meet the production ramp-up plan to 1,500tpd by the fourth quarter of 2013.

Conference Call to Review Third Quarter 2011 Financial Results

The Company will hold a conference call to discuss the financial results on Monday, November 14, 2011 at 9:00 a.m. PST / 12:00 p.m. EST.  Hosting the call will be Jorge Ganoza, President and CEO and Luis Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=166573 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Monday, November 14, 2011

Time: 9:00 a.m. (PST) / 11:00 a.m. (Lima time) / 12:00 p.m. (EST)

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcodes (both are required for playback):

Account #: 286

Conference ID #: 383171

Playback of the webcast will be available until February 15, 2012.  Playback of the conference call will be available until 11:59 p.m. (EST) on November 28, 2011.  In addition, the call will be archived in the Company’s website.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM / TSX: FVI / BVL: FVI

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 0

Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.